82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026463

REGISTRANT'S NAME Epic Oil & Gas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

FILE NO. 82- 5045 FISCAL YEAR 4-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/8/02

82-5045

02 FEB -5 AM 8:50

AR/S
4-30-01

Epic Oil And Gas Ltd.
Consolidated Financial Statements
For the year ended April 30, 2001

Contents

Epic Oil And Gas Ltd.
Consolidated Balance Sheets

April 30		2001		2000
Assets				
Current				
Cash	$	11,485	$	47,432
Accounts receivable		37,729		81,141
Prepaid expenses		1,186		5,519
Due from related party (Note 1)		-		8,903
		50,400		142,995
Capital assets (Note 2)		1,924		6,462
Oil and gas properties (Note 3)		1,591,907		1,641,151
	$	1,644,231	$	1,790,608

Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	51,642	$	39,284
Due to related parties (Note 1)		28,395		33,000
		80,037		72,284
Shareholders' equity				
Share capital (Note 4)		8,477,826		8,400,148
Deficit		(6,913,632)		(6,681,824)
		1,564,194		1,718,324
	$	1,644,231	$	1,790,608

On behalf of the Board:

H J Hopley _______________ Director

_______________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

220, 19916 - 64th Avenue
Langley BC Canada V2Y 1A2
Telephone: (604) 534-8691
Telefax: (604) 534-8900
www.bdo.ca

Auditors' Report

To the Shareholders of
Epic Oil And Gas Ltd.

We have audited the consolidated balance sheets of Epic Oil And Gas Ltd. as at April 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years ended April 30, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2001 and 2000 and the results of its operations, and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis.

BDO Dunwoody LLP

Chartered Accountants

Langley, British Columbia
July 27, 2001

Epic Oil And Gas Ltd.
Consolidated Statements of Operations and Deficit

For the year ended April 30	2001	2000
Oil and gas revenue	$ 319,876	$ 281,434
Cost of production	115,726	126,486
Depletion	62,000	75,000
	177,726	201,486
Gross profit	142,150	79,948
Expenses		
Accounting and legal	47,949	29,096
Amortization	5,289	5,139
Consulting fees	72,144	67,047
Management fees	90,575	32,346
Interest and bank charges	789	905
Office	108,319	81,793
Public relations	6,000	54,242
Transfer and listing fees	11,617	10,262
Travel and promotion	31,276	21,715
	373,958	302,545
Net loss for the year	(231,808)	(222,597)
Deficit, beginning of year	(6,681,824)	(6,459,227)
Deficit, end of year	$ (6,913,632)	$ (6,681,824)
Loss per share	$ (0.01)	$ (0.01)
Weighted average shares outstanding	18,843,816	18,182,280

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Epic Oil And Gas Ltd.
Consolidated Statements of Cash Flows

For the year ended April 30	2001	2000
Cash flows from operating activities		
Net loss for the year	$ (231,808)	$ (222,597)
Adjustments for		
Amortization and depletion	67,289	80,139
	(164,519)	(142,458)
Changes in non-cash working capital items		
Accounts receivable	43,412	(33,491)
Prepaid expenses	4,333	14,122
Accounts payable and accrued liabilities	12,358	(13,792)
	(104,416)	(175,619)
Cash flows from investing activities		
Purchase of capital assets	(751)	-
Investment in oil and gas properties (Note 3(c))	(7,756)	(40,173)
	(8,507)	(40,173)
Cash flows from financing activities		
Repayments from related parties	4,298	2,842
Issue of common shares	72,678	65,500
	76,976	68,342
Decrease in cash during the year	(35,947)	(147,450)
Cash, beginning of year	47,432	194,882
Cash, end of year	$ 11,485	$ 47,432

Supplemental Information

The following transactions which did not result in cash flows have been excluded from investing and financing activities.

	2001	2000
Acquisition of property interest for shares	$ 5,000	$ 3,000

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Epic Oil And Gas Ltd.
Summary of Significant Accounting Policies

April 30, 2001

Nature of Business and Ability to continue as a Going Concern

The company is incorporated under the laws of British Columbia and is engaged in the acquisition, exploration and development of oil and gas properties. The company's interests in the U.S.A. are in oil and gas properties which are in the exploration stage. The underlying value of these properties is dependent upon the existence of economically recoverable reserves, the ability to obtain government approvals, continued financing to complete their development and future profitable production.

These financial statements have been prepared on the basis that the company will continue as a going concern. The ability of the company to continue as a going concern is dependent on the company's ability to obtain necessary financing and generate future profitable operations. Accordingly, they do not show the effect of adjustments that would be necessary if the company should be unable to continue its development and therefore be required to realize its assets and discharge its liabilities other than in the normal course of business.

Principles of Consolidation

These financial statements include the accounts of the company and its wholly-owned subsidiaries, Rival Resources, Inc. and Safari American Resources, Inc., both subsidiaries are incorporated in the state of Washington, U.S.A. All inter-company transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Capital Assets

Office equipment is recorded at cost and is amortized over the estimated useful life on a straight-line basis at a rate of 20% per annum.

Foreign Currency Translation

For the company and its integrated foreign operations, foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

Oil and Gas Properties

The company follows the full cost method of accounting for exploration and development expenditures wherein all costs related to the exploration for and the development of oil and gas reserves are initially capitalized. Costs capitalized include land acquisition costs, geological and geophysical expenditures, rentals on undeveloped properties, and costs of drilling productive and non-productive wells. Gains or losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would significantly alter the rate of depletion and amortization.

Exploration and development costs are allocated to cost centres on a country by country basis.

Costs capitalized in the cost centre are depleted on the composite unit-of-production method based on estimated proved oil and natural gas reserves determined by independent engineers.

The total amount recorded for oil and gas properties and deferred exploration and development expenditures represent costs incurred to date and does not reflect present or future values.

Substantially all of the exploration and production activities of the company are conducted jointly with others and accordingly these consolidated financial statements reflect only the company's proportionate interest in such activities.

April 30, 2001

Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. Management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise stated, the respective value of financial instruments approximated their fair values. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature or they are receivable or payable on demand.

Stock Based Compensation

No compensation expense is recognized for stock options granted to employees, directors and consultants. Any consideration received on the exercise of stock options or the purchase of stock is credited to share capital.

1. Related Party Transactions

During the year the company entered into the following transactions with related parties:

(a) The company paid its directors, either directly, or indirectly, the following amounts:

	2001	2000
(i) for management services	$ 90,575	$ 32,346
(ii) for geological services	-	10,824
(iii) for consulting services	4,000	65,410
(iv) for rent and office services	-	25,741
(v) for employment services	-	18,000

The above transactions were in the normal course of operations and were recorded at the exchange value which was the amount of consideration established and agreed to by the related parties.

(b) At the end of the year, the amounts due to/from related parties were as follows:

	2001	2000
Due from a company controlled by a director	$ -	$ 8,903
Due to directors	$ (28,395)	$ (33,000)

The balances due to related parties are interest-free and unsecured. They will be paid in the normal course of operations.

2. Capital Assets

	2001		2000	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Office equipment	$ 26,447	$ 24,523	$ 25,696	$ 19,234
Net book value		$ 1,924		$ 6,462

3. Oil and Gas Properties

	2001		2000	
	Cost	Accumulated Depletion	Cost	Accumulated Depletion
Petroleum and natural gas leases and rights including exploration and development costs	$ 5,292,554	$ 3,700,647	$ 5,279,798	$ 3,638,647
Net book value		$ 1,591,907		$ 1,641,151

(a) The Company has certain interests in land leased in Whatcom County, Washington. The company's interest ranges from 97% to 100%.

(b) The Company has undivided interests ranging from 15% - 20% in petroleum and natural gas rights comprising 6,240 acres in the Scotford-Redwater area of Alberta.

(c) During the year, oil and gas property expenditures totalled $12,756. Of this total, $5,000 of the expenditures were for an oil and gas lease acquired in an exchange for 40,000 common shares of the company. The remaining $7,756 was paid in cash.

(d) In 2000, the company acquired an oil and gas lease in exchange for 30,000 common shares of the company valued at $3,000.

4. Share Capital

Authorized

100,000,000 Common shares without par value

Issued

	2001 Number of Shares		2001 Amount
Balance, beginning of year	**18,331,706**	**$**	**8,400,148**
Exercise of employee and director options	**650,000**		**72,678**
Exchange for land lease securement	**40,000**		**5,000**
Balance, end of year	**19,021,706**	**$**	**8,477,826**

	2000 Number of Shares		2000 Amount
Balance, beginning of year	18,131,706	$	8,331,648
Exercise of employee and director options	170,000		65,500
Exchange for land lease securement	30,000		3,000
Balance, end of year	18,331,706	$	8,400,148

(a) Stock options

Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise of stock options is determined by the Board of Directors of the Company at the time of grant and may not be less than the discounted market price, and may not otherwise be less than $0.10 per share. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the Board of Directors. Once approved and vested, options are exercisable at any time.

4. Share Capital - (continued)

A summary of stock option activities for the year presented is as follows:

	Number	Exercise Price
Outstanding at April 30, 1999	1,937,000	$0.31 - $0.41
Granted	1,525,000	$0.11 - $0.16
Exercised	(170,000)	$0.33 - $0.41
Cancelled or expired	(1,597,000)	$0.31 - $0.41
Outstanding at April 30, 2000	1,695,000	$0.11 - $0.41
Granted	1,125,000	$0.10 - $0.12
Exercised	(650,000)	$0.10 - $0.12
Cancelled or expired	(270,000)	$0.11
Outstanding at April 30, 2001	1,900,000	$0.10 - $0.16

As at April 30, 2001, the following share options were outstanding:

Number of Shares	Exercise Price	Expiry Date
650,000	$0.11	January 14, 2002
50,000	$0.12	January 24, 2002
75,000	$0.16	February 25, 2002
100,000 *	$0.11	May 10, 2002
50,000	$0.15	May 16, 2002
590,000	$0.15	May 16, 2005
100,000	$0.10	July 12, 2005
285,000	$0.10	March 13, 2006
1,900,000		

* These options were cancelled on May 1, 2001.

(b) Warrants

A summary of warrant activities for the years presented is as follows:

	Number
Outstanding at April 30, 1999	2,255,000
Expired	(2,255,000)
Outstanding at April 30, 2000	-

5. Income Taxes

The tax effects of temporary differences that give rise to the company's deferred tax assets are as follows:

	2001	2000
Tax loss carry-forwards	$ 796,000	$ 854,000
Valuation allowance	(796,000)	(854,000)
	$ -	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2001	2000
Benefit at Canadian statutory rate	$ (106,000)	$ (102,000)
Expiry of loss carry-forwards	136,000	172,000
Permanent differences and other	28,000	34,000
Decrease of valuation allowance	(58,000)	(104,000)
	$ -	$ -

The company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The company has non-capital losses of approximately $1,730,000 available to reduce future taxable income. These losses expire in varying amounts from 2002 to 2008.

No benefit (if any) of these losses has been recorded in these financial statements.

6. Segmented Information

The company operates principally in the oil and gas industry segment. The company's revenues and oil and gas properties are in the following geographical locations:

	2001	2000
Oil and gas revenues for the year		
Canada	$ 319,876	$ 281,434

	2001	2000
Oil and gas properties		
Canada - producing	$ 89,046	$ 151,046
United States - non-producing	1,502,861	1,490,105
	$ 1,591,907	$ 1,641,151

7. Subsequent Event

On June 25, 2001 Rival Resources, Inc. ("Rival") signed a joint venture agreement with Ivory Oils and Minerals Inc. ("Ivory") and the Company signed a letter of agreement with Ivory respecting the granting of a convertible debenture. In the joint venture agreement, Ivory committed to fund a total of US$125,000 for exploration work in the Rival's Whatcom County, Washington project in return for a 12.5% interest in the project. The Company received the funds on June 27, 2001.

The letter of agreement respecting the convertible debenture provides that Epic Oil And Gas Ltd. issue a convertible debenture for up to US$125,000 in US$25,000 tranches, earning interest payable at 8%. The debenture comes due on July 1, 2002 if Ivory does not exercise its option to convert the debenture to common shares at a price of $0.10 per share. If Ivory does exercise its option, Ivory will earn an additional 12.5% interest in the Whatcom County, Washington project. If Ivory does not exercise its option then the debenture will be repaid after July 1, 2002 in quarterly instalments equal to 10% of the principal owing for a period of thirty months. The first tranche for $25,000 was received on June 27, 2001.

Contingent on the results of the initial exploration work under the joint venture agreement with Rival, Ivory may fund an additional US$250,000 to earn an additional 25% interest in the Whatcom County, Washington project.

8. Commitments

The company has committed to future lease payments covering approximately 5,000 acres in Whatcom County, Washington. The lease payments due in the next five years are as follows:

Year	Amount
2002	$ 6,800
2003	3,800
2004	3,800
2005	3,800
2006	3,800
	$ 22,000

02 FEB -5 AM 8:50

Epic Oil and Gas Ltd.
204, 5405 12th Avenue
Delta, British Columbia, V4M 2B2

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Epic Oil and Gas Ltd. (the "Company") will be held at: The Crowne Plaza Hotel Georgia, 801 W. Georgia Street, Vancouver, B.C. V6C 1P7, at the hour of 11:00 a.m., Vancouver time, on October 26, 2001 for the following purposes:

1. To receive and consider the report of the directors to the members and the consolidated financial statements of the Company together with the auditor's report for the financial year ended April 30, 2001.

2. To fix the number of directors at (5)

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5. To transact other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED August 20, 2001

BY ORDER OF THE BOARD

Michael J. Hopley,
President

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

EPIC OIL AND GAS LTD.

(Name of Company)

TO BE HELD AT : The Crowne Plaza Hotel Georgia, 801 W. Georgia St. Vancouver, B.C. – Queen Ann Room

(Location of Meeting)

ON: FRIDAY, *(Day of week)* **October 26th, 2001,** *(Month/day)* *(Year)* **AT: 11:00 AM** *(Time of Meeting)*

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Michael J. Hopley, a Director of the Company, or failing this person, Damien Reynolds, a Director of the Company, or in the place of the foregoing,

______________________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at (5)			
2. To elect as Director, Michael J. Hopley			
3. To elect as Director, Damien E. Reynolds			
4. To elect as Director, Alan B. Bernstein			
5. To elect as Director, Robert T. Malcolm, Q.C.			
6. To elect as Director, Curtis A. Hartzler			
7. Appointment of **BDO Dunwoody** as auditors of the Company. To authorize the Directors to fix the Auditors' remuneration.			
8. To transact such other business as may properly come before the meeting.			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote